FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month ended: November 2003

001-31609
(Commission File Number)

Telkom SA Limited

(Translation of registrant’s name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

     Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Special note regarding forward-looking statements
EX-99.1
EX-99.2
EX-99.3
EX99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8

     On October 28, 2003, Telkom SA Limited (“Telkom”) issued a Trading Statement and Cautionary Announcement in terms of which Telkom advised that it expects both earnings per share and headline earnings per share for the 6 months period ending September 30, 2003 to be substantially above earnings per share and headline earnings per share for the 6 month period ended September 30, 2002, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     On November 14, 2003, Telkom filed its 2004 tariff adjustments with the Independent Communications Authority of South Africa in accordance with the Telecommunications Act, 103 of 1996. The tariff filing, which sets out the key tariff changes, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

     On November 24, 2003, Telkom announced its group interim results for the six months ended September 30, 2003, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by refere.

     On November 24, 2003, Telkom gave a presentation of its interim results for the six months ended September 30, 2003, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

     On November 24, 2003, Vodacom Group (Proprietary Limited) (“Vodacom”), Telkom’s joint venture, announced its interim results for the six months ended September 30, 2003 to shareholders, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

     On November 24, 2003, Vodacom gave a presentation of its interim results for the six months ended September 30, 2003; a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

     On November 24, 2003, the Telkom board of directors declared Interim Dividend No. 8 of 90 South African cents per share for the half-year ended, September 30, 2003.

     On November 27, 2003, the Pretoria High Court announced its decision to set aside the arbitrators’ partial award made in Telkom’s dispute with Telcordia.

Special note regarding forward-looking statements

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item 3 of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Exhibit	Description

99.1	Trading statement, dated October 28, 2003 issued by Telkom SA Limited (“Telkom”), announcing that Telkom expect both earnings per share and headline earnings per share for the 6 months period ending 30 September 2003 to be substantially above earning share and headline earnings per share for the 6 month period ended 30 September 2002.

99.2	Tariff adjustments dated November 14, 2003 were filed by Telkom SA Limited with the Independent Communications Authority of South Africa (ICASA) in accordance with the Telecommunications Act, 103 of 1996.

99.3	Telkom’s announcement of interim results for the six months ended September 30, 2003, on November 24, 2003.

99.4	Telkom’s presentation of interim result for the six months ended September 30, 2003.

99.5	Vodacom Group (Proprietary) Limited, Telkom’s joint venture, announced its Interim Results for the six months ended September 30, 2003 on November 24, 2003

99.6	Vodacom Group (Proprietary) Limited’s, Telkom’s joint venture, presentation of interim result for the six months ended September 30, 2003.

99.7	Telkom’s announcement of Interim Dividend No. 8

99.8	Pretoria High Court’s announcement of setting aside the arbitrators partial award in the dispute between Telkom and Telcordia.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED
By: /s/ Sizwe Nxasana

Sizwe Nxasana Chief Executive Officer (principal executive officer)
Date: November 28, 2003